Community Partners Bancorp

Investor Presentation

Third Quarter 2011

William D. Moss, President and CEO
A. Richard Abrahamian, EVP and CFO
Alan B. Turner, EVP and SLO - Two River Community Bank
Robert C. Werner, EVP and COO - Two River Community Bank

Community Partners Bancorp

Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's current views and expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as "expect," "look," "believe," "anticipate," "may," "will," "should", "projects" or similar statements or variations of such terms. Actual results may differ materially from such forward-looking statements, and no undue reliance should be placed on any forward-looking statement.

Factors that may cause results to differ materially from such forward-looking statements include, but are not limited to, unanticipated changes in the financial markets and the direction of interest rates; volatility in earnings due to certain financial assets and liabilities held at fair value; passage by Congress of a law which unilaterally amends the terms of the Treasury's preferred stock investment in the Company in a way that adversely affects the Company; stronger competition from banks, other financial institutions and other companies; changes in loan, investment and mortgage prepayment assumptions; insufficient allowance for credit losses; a higher level of net loan charge-offs and delinquencies than anticipated; material adverse changes in the Company's operations or earnings; a decline in the economy in Community Partners' primary market areas; changes in relationships with major customers; changes in effective income tax rates; higher or lower cash flow levels than anticipated; inability to hire or retain qualified employees; a decline in the levels of deposits or loss of alternate funding sources; a decrease in loan origination volume; changes in laws and regulations, including issues related to compliance with anti-money laundering and the bank secrecy act laws; adoption, interpretation and implementation of new or pre-existing accounting pronouncements; operational risks, including the risk of fraud by employees or outsiders; and the inability to successfully implement new lines of business or new products and services.

The above-listed risk factors are not necessarily exhaustive, particularly as to possible future events, and new risk factors may emerge from time to time. Certain events may occur that could cause the Company's actual results to be materially different than those described in the Company's periodic filings with the Securities and Exchange Commission ("SEC"). For a list of other factors which could affect the Company's results, including earnings estimates, see the Company's filings with the SEC, including "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations," including "Forward-Looking Statements," set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. Any statements made by the Company that are not historical facts should be considered to be forward-looking statements. The statements in this investor presentation are made as of the date of this investor presentation, even if subsequently made available by the Company on its website or otherwise. No undue reliance should be placed on any forward-looking statements. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

Community Partners Bancorp

Company Profile

- Community Partners Bancorp was formed in 2006 as the holding company for Two River Community Bank, which was established in 2000
- Relationship-based lender
- Focus on Business banking, including a fast-growing Private Banking Division (medical practitioners and business owners) and SBA lending
- Seasoned senior management and lending team along with an engaged Board of Directors from local communities
- $665 million commercial bank headquartered in Monmouth County, NJ
- 15 branches (11 in Monmouth County, 4 in Union County)
- 2 loan production offices (New Brunswick and Summit)
- 90% of deposits core, with 16% non-interest bearing demand

Community Partners Bancorp

Experienced Executive Management Team

Management transition took place in 2010

	Title	Years in Banking	Years with CPBC
William D. Moss	President and CEO	31	11 (since inception)
A. Richard Abrahamian	EVP and Chief Financial Officer	27	1
Alan B. Turner	EVP and Senior Loan Officer – Two River Community Bank	26	11
Robert C. Werner	EVP and Chief Operating Officer – Two River Community Bank	27	1

Community Partners Bancorp

Shareholder Data

as of 11/7/11

- NASDAQ symbol: CPBC
- Market Cap - $35.5 million
- 3% stock dividend (4Q'11)
- Price / TBV – 63.7%
  Price / LTM EPS – 10.7x
  Price / "Est" EPS – 10.5x
- Daily average share volume (52 weeks) - 3,880
- Shares outstanding – 7.7 million
  - Public Float – 6.5 million (84.1%)
- Ownership:
  - 80.7% Retail
  - 15.9% Insider
  - 3.4% Institutional

Source: SNL Financial

Community Partners Bancorp

Investment Appeals

- Strong Net Interest Margin [1]
  - Company ranks #5 in net interest margin out of 24 NJ Banks as of 6/30/11
  - Yield on earning assets ranks 10th while cost of interest bearing deposits ranks 5th as of 6/30/11
- Attractive Deposit Mix
  - Core deposits comprise over 90% of deposit base
  - 16% of deposits consist of non-interest bearing demand
    - Company ranks 6th out of 24 in non-interest checking (1)
  - Stable low deposit cost of funds - 0.83% for 3Q'11
- Appealing Market Demographics
  - Above average household incomes
  - Densely populated market areas
  - Exceptionally strong medical service industry
- Private Banking Market Focus

[1] NJ banks with assets from $300 million to $1.5 billion

Community Partners Bancorp

Market Challenges

- High unemployment
- Real estate value pressures
- Consumer and business deleveraging
- Regulatory demands and costs
- Prolonged low interest rate environment

Community Partners Bancorp

Branch Network



UNION
SUMMIT
Loan Production Office
FANWOOD
CRANFORD
WESTFIELD (2)
South Ave.
Elm St.
SOMERSET
NEW BRUNSWICK
Loan Production Office
MIDDLESEX
ATLANTIC
HIGHLANDS
PORT MONMOUTH
CLIFFWOOD
NAVESINK
MIDDLETOWN
RED BANK
MERCER
TINTON FALLS (2)
Asbury & Shrewsbury Ave.
EATONTOWN
Operations Center
WEST LONG BRANCH
MONMOUTH
ALLAIRE AIRPORT
MANASQUAN

Community Partners Bancorp

Opportunities Resulting from Recent Mergers

- We have been able to capitalize on opportunities resulting from recent consolidation activity in our market area
    - Attract deposit and loan customers seeking higher service levels
    - Service fee structure of larger banks becoming cost prohibitive for the smaller business and retail customer

- Recent acquisitions in our market area:
    - Kearny / Central Jersey
    - Wells Fargo / Wachovia
    - TD Bank / Commerce Bank
    - Northfield / First State

Community Partners Bancorp

New Jersey Demographics

- NJ is # 1 in median household income - $72,519
  - Monmouth County is ranked 6th in NJ
  - Middlesex County is ranked 7th in NJ
- NJ is #2 in per capita income - $34,739
  - Monmouth County is #5 in NJ
  - Middlesex County is #8 in NJ
- NJ is #2 in population density
  - Union County is ranked 3rd in NJ

Note: Rankings in NJ based on 21 counties

Source: SNL Financial

Community Partners Bancorp

NJ - #1 in Median Household Income

2010 Median Household Income:

- Current Markets:

• Monmouth, NJ	$ 82,974	(#6 in NJ)
• Union, NJ	$ 73,602	(#11 in NJ)
• Middlesex, NJ	$ 78,561	(#7 in NJ)
• New Jersey	$ 72,519	

Source: SNL Financial

Community Partners Bancorp

Appealing Business Opportunities

Current counties of operation:

County	State	Total Market Deposits ($M) (1)	State Rank (2)	# of Small Businesses (3)
Monmouth	NJ	$17,745	#6	32,022
Middlesex	NJ	$22,274	#3	27,519
Union	NJ	$17,226	#7	22,257

(1) Data as of June 30, 2011

(2) Rankings in NJ based on 21 counties

(3) Data as of 2010; Small businesses defined as those with less than 100 employees and $15 million in sales

Source: SNL Financial

Community Partners Bancorp

Loan Credit Metrics

(dollars in millions)

At or for Nine Months Sept. 30, 2011	Outstanding	NPA's	NPA's as % of Outstanding [1]	Net Charge-Offs	C/O's as % of Outstanding *(annualized)*
C & I	$133.5	$2.3	1.76%	$0.5	0.46%
R/E - Construction	$39.2	$0.3	0.74%	$0.1	0.28%
R/E - Commercial	$273.5	-	-	-	-
R/E - Residential	$19.3	$0.3	1.36%	-	-
Consumer	$51.3	$3.4	6.61%	$0.5	1.46%
OREO	-	$6.6	-	-	-
TOTAL	**$516.8**	**$12.9**	**2.47%**	**$1.1**	**0.29%**

[1] NPA's defined as non-accrual loans, 90+ past due and still accruing and OREO

Community Partners Bancorp

Loan Portfolio

(dollars in millions)



$600
$500
$400
$300
$200
$100
$0
$417
$449
$514
$513
$517
$43
$55
$65
$61
$51
$5
$20
$19
$21
$19
$167
$178
$229
$263
$274
$87
$76
$74
$34
$39
$115
$120
$127
$134
$134
2007
2008
2009
2010
3Q2011
Consumer
Real Estate Residential
Real Estate Commercial
Real Estate Construction
Commercial & Industrial

Loan Mix



4%
11%
26%
6%
53%

Community Partners Bancorp

Commercial Lending

As of September 30, 2011

Commercial Real Estate

- Portfolio totals $274 million
- Legal lending limit - $11.2 million
- 100% of portfolio is secured by NJ properties
- Average commercial loan size approximately $680,000
- Average LTV at origination was less than 75%
- Approximately 54% of portfolio is owner-occupied
- More than 96% carries personal guarantees
- Conservative underwriting parameters on debt-service coverage ratios and real estate valuations

Community Partners Bancorp

Commercial Real Estate Concentration

As of September 30, 2011


Retail, 1%
Office Bldg, 18%
Mixed, 10%
Owner Occupied, 44%
Comm'l Bldg, 17%

Community Partners Bancorp

Commercial Lending
(continued)

Commercial and Industrial

- Portfolio totals $134 million
- Relationship banking with deposit focus
- Average loan size approximates $200,000
- Most commercial loans supported by personal guarantees and by collateral, including
  - First and second liens on residential and/or commercial properties
  - Liquid assets, such as marketable securities
  - Business assets (i.e. inventory, accounts receivable, equipment)
- Private Banking Division formed in 2008
  - Targets business owners, high net worth individuals and medical practitioners
- Established Small Business Administration unit during 2010
  - Generated $101,000 in gains from SBA sales during first nine months of 2011
  - Earned Preferred Lender Status in 4Q’11

Community Partners Bancorp

Construction Lending

As of September 30, 2011

- Portfolio totals $39 million, representing 8% of total loans
- Repositioned portfolio towards more residential owner occupied projects with pre-determined takeouts in place
- Reduced speculative development and land exposure beginning in 2008

Community Partners Bancorp

Consumer Lending

As of September 30, 2011

- Portfolio totals $51 million (62% home equity)
- 100% in State of NJ
- Stronger underwriting criteria's focused on lower debt to income ratios and loan to value requirements

Community Partners Bancorp

Residential Lending

As of September 30, 2011

- Portfolio totals $19 million
- Primary function is to originate and sell, with servicing released (fee-based)
  - No interest rate or credit exposure risk
- Mortgages retained typically have strong underwriting characteristics with low loan to value ratios and debt to income ratios

Community Partners Bancorp

Asset Quality Metrics

As of September 30, 2011

NPA's to Total Assets [1]



5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.08%
4.66%
CPBC
U.S Banks $500M - $1B Index

Net C/O's to Avg Loans

(nine months 2011 annualized)



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.29%
1.10%
CPBC
U.S Banks $500M - $1B Index

[1] NPA's defined as non-accrual loans, troubled debt restructured loans and OREO

Source: SNL Financial

Community Partners Bancorp

Investment Portfolio

As of September 30, 2011

- Portfolio totals $57 million (8.5% of total assets)
- 68% of portfolio guaranteed by U.S. Gov't Agencies, GSEs
- Primarily used for liquidity purposes
- One impaired security
  - Pooled trust preferred - $272k balance
- Tax-equivalent yield: 3.00%
- Weighted average life: 4.4 years



9%
5%
7%
18%
61%
Agencies ($4m)
Munis ($10m)
MBS/CMO ($35m)
Corporates ($5m)
CRA Fund ($3m)

Community Partners Bancorp

Deposits

(dollars in millions)



$600
$400
$200
$0
$427
$475
$535
$524
$544
$73
$38
$29
$115
$78
$94
$65
$40
$166
$92
$49
$63
$70
$44
$190
$103
$56
$73
$77
$52
$194
$91
$56
$54
$87
$53
$198
$88
$63
$55
2007
2008
2009
2010
3Q2011
DDA
NOW
Savings
MMDA
Time < $100K
Time > $100K

Deposit Mix



16%
10%
10%
12%
16%
36%

Core deposits represent 90% of total deposits

Community Partners Bancorp

Demand Deposits

(dollars in millions)



$100
$80
$60
$40
$20
$0
$76
$81
$80
$77
$83
$88
$87
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11
2Q'11
3Q'11

Community Partners Bancorp

Interest Rate Risk Profile

- Positioned well for rising interest rates
  - 12 month positive gap position (11.0% of assets)
  - Economic Value of Portfolio Equity "increases" in rising rate scenario
  - Currently hold $41 million, or 6% of balance sheet, in overnight funds at FRB
  - 39% of loan portfolio reprices within 12 months, while only 6% reprices over 5 year
  - 26% of deposits represent core checking while 90% represent core deposits [1]

[1] Core checking consists of non-interest and interest checking deposits while core deposits consist of all deposits, except CD's over $100K

Community Partners Bancorp

Net Income to Common Shareholders



(in thousands)
$4,000
$2,000
$0
-$2,000
-$4,000
-$6,000
$3,699
$3,652
$798
-$5,651
$3,039
4Q
$904
9 Mths
$2,135
9 Mths
$2,719 (+27.4%) 1
2006
2007
2008
2009
2010
2011
(Non-GAAP)

[1] 3Q 2011 results exclude $301K of accelerated discount accretion relating to redemption of TARP preferred stock.

Community Partners Bancorp

Net Income to Common Shareholders

Quarterly

- 3Q 2011 adjusted EPS of $0.13 versus unadjusted $0.12 from 3Q 2010 [1]
- Nine months 2011 adjusted EPS of $0.34 versus unadjusted $0.27 from 2010 [1]



(in thousands)
$1,200
$1,000
$800
$600
$400
$200
$0
$490
$780 (+59%)
$695
$935 (+35%)
$950
$1,004 (+5.7%) 1
1Q
2Q
3Q (Non-GAAAP)
2010
2011

[1] 3Q 2011 results exclude $301K, or $0.04 per share, of accelerated discount accretion relating to redemption of TARP preferred stock

Community Partners Bancorp

Return on Average Assets


1.20%
0.80%
0.40%
0.00%
-0.40%
-0.80%
-1.20%
0.82%
0.68%
0.15%
-0.82%
0.56%
4Q 0.65%
9 Mths 0.52%
9 Mths 0.62%
2006
2007
2008
2009
2010
2011

Community Partners Bancorp

Return on Average Assets

(Quarterly)



0.80%
0.60%
0.40%
0.20%
0.00%
0.39%
0.57%
0.51%
0.65%
0.68%
0.65%
1Q
2Q
3Q
2010
2011

Community Partners Bancorp

Return on Average Tangible Equity



8.00%
6.00%
4.00%
6.04%
6.71%
9 Mths
2010
2011

Source: SNL Financial

Community Partners Bancorp

Net Interest Margin



4.50%
4.30%
4.10%
3.90%
3.70%
3.50%
3.95%
4.33%
4.04%
4.23%
4.35%
4.16%
4.11%
4.24%
1Q
2Q
3Q
9 Mths
2010
2011

Community Partners Bancorp

Net Interest Margin
- Trends -



4.60%
4.20%
3.80%
3.40%
3.00%
3.37%
3.53%
3.93%
3.92%
3.95%
4.04%
4.35%
4.27%
4.33%
4.23%
4.16%
1Q'09
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11
2Q'11
3Q'11

Community Partners Bancorp

Pricing Trends



5.50%
4.50%
3.50%
2.50%
1.50%
0.50%
1Q'09
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11
2Q'11
3Q'11
Int Earn Asset Yields
Int Bear Liab Yields

Community Partners Bancorp

Efficiency Ratio



90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
2008
2009
2010
1Q 2011
2Q 2011
3Q 2011
9 Mths 2011
CPBC
U.S Banks $500M - $1B Index

Source: SNL Financial

Community Partners Bancorp

Capital Events and Ratios

- Received $9.0 million of TARP capital in January 2009 as an abundance of caution during financial crisis
- Received $12 million of SBLF capital in August 2011 and fully redeemed TARP funds
- Redeemed TARP warrant in October 2011 for $460,000



14.00%
10.50%
7.00%
3.50%
0.00%
8.63%
10.28%
5.00%
12.26%
6.00%
13.51%
10.00%
Tang Common Eq
Tier 1 Leverage
Tier 1 Risk Based
Total Risk Based
CPBC (at 9/30/11)
Well-Capitalized

Community Partners Bancorp

Stock Price and Valuation

As of 11/10/11



80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
2.1%
-7.6%
66.2%
75.1%
Total Return - YTD
Price to Tangible Book
CPBC
U.S. Banks $500M - $1B Index

Source: SNL Financial

Community Partners Bancorp

Summary

- Attractive franchise in some of the more desirable markets in New Jersey
- Experienced and energetic management team and bankers
- Conservative underwriting culture
- Compelling valuation
- Continued strong profitability during challenging economic times

Community Partners Bancorp

Reconciliation of Non-GAAP Measures

This investor presentation contains certain financial information determined by methods other than in accordance with generally accepted accounting policies in the United States (GAAP). These non-GAAP financial measures are "net income available to common shareholders excluding accelerated discount accretion" and "return on average tangible equity." This non-GAAAP disclosure has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies. Our management uses these non-GAAP measures in its analysis of our performance because it believes these measures are material and will be used as a measure of performance by investors.

($ in thousands)	3Q 2011	9 Mths 2011
Net income available to common shareholders	$ 703	$2,418
Effect of accelerated portion of discount accretion	301	301
Net income available to common shareholders excluding accelerated discount accretion	$1,004	$2,719
Diluted earnings per common share	$ 0.09	$ 0.30
Effect of accelerated portion of discount accretion	0.04	0.04
Diluted earnings per common share excluding accelerated discount accretion	$ 0.13	$ 0.34

	9 Mths 2011	9 Mths 2010
Return on average equity	5.03%	4.38%
Effect of average intangible assets	1.68%	1.66%
Return on average tangible equity	6.71%	6.04%